-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            Washington, D.C. 20549                           ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0362
    longer subject to                                                                                  Expires:   December 31, 2001
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......1.0
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[X] Form 4 Transactions
    Reported

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1.  Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                OXiGENE, Inc. (OXGN)
Soderberg       Per-Olof                                                                     [X] Director        [ ] 10% Owner
------------------------------------------------------------------------------------------   [ ] Officer (give   [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
                                                (Voluntary)                12/31/00
c/o OXiGENE Inc.,
321 Arsenal Street
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                (Street)                                               5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                          Date of Original            (Check Applicable Line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Watertown,        MA            02472                                                                               Reporting Person
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(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                        Amount  (A) or (D)   Price
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Common Stock                 11/13/00    A4             20,000     A         $7.25      239,210             D
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                                                                                          1,320             I         By spouse and
                                                                                                                      minor children
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*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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                                                                                                                     SEC 2270 (3-99)

FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship Form   Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      of Deriv-   Beneficial
   ative     Price of    (Month/    (Instr.   Acquired (A)   and Expir-    of            ative    ative       ative       Ownership
   Secu-     Deriv-      Day/       8)        or Disposed    ation         Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      ative       Year)                of (D)         Date          lying         rity     rities      Direct
   (Instr.   Security                         (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of          4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
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                                             (A)    (D)    Date     Expir-  Title Amount
                                                           Exercis- ation         or
                                                           able     Date          Number
                                                                                  of
                                                                                  Shares
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Common Stock     $7.25     11/13/00   A4    20,000         Immed. 11/13/10 Common  20,000          20,000      D
Option (right                                                              Stock>
to purchase)(1)
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Common Stock     $7.25     11/13/00   D4            20,000 Immed. 11/13/10 Common  20,000             0        D
Option (right                                                              Stock>
to purchase)(1)
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Explanation of Responses:

(1)  The Common Stock Options were issued pursuant to the OXiGENE 1996 Stock Incentive Plan, as amended, and in accordance with the laws of Sweden, were immediately exercisable upon the date of grant.  The Common Stock Options were exercised on 11/13/00 by execution of a promissory note in the amount of the aggregate exercise price, payable to OXiGENE and secured by the shares of Common
Stock purchased by the reporting person, which are subject to divestiture under certain circumstances.

**      Intentional misstatements or omissions of facts constitute
        Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ Per-Olof Soderbeg             May 10, 2001
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------  --------------------
        procedure.                                                               Per-Olof Soderberg                Date
                                                                            ** Signature of Reporting Person


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                                                                                                     SEC 2270 (3-99)